UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Phoenix New Media Limited
(Name of Issuer)

Class A ordinary shares, par value $0.01 per share**
American Depositary Shares, each representing eight Class A ordinary shares

(Title of Class of Securities)

71910C103***
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange, Inc.
***	This CUSIP number applies to the Issuer's American Depositary Shares, each representing eight Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71910C103

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation, 94-1672743

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power* 16,175,736

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power* 16,175,736

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 16,175,736

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 5.4%

12.	Type of Reporting Person (See Instructions) CO

*
The Reporting Person is currently the beneficial owner of 2,021,967 American Depositary Shares, representing 16,175,736 of the Class A ordinary shares of the Issuer.  Each American Depositary Share represents eight Class A ordinary shares of the Issuer.  See Item 4 below for more information.

**	Based upon information provided by the Issuer on January 31, 2013, reflecting 300,102,317 Class A ordinary shares outstanding as of January 31, 2013.

Item 1.
(a)	Name of Issuer Phoenix New Media Limited
(b)	Address of Issuer’s Principal Executive Offices Fusheng Building Tower 2, 16th Floor No 4 Hui Xin Dong Jie, Chaoyang District Beijing 100029, People’s Republic of China

Item 2.
(a)	Name of Person(s) Filing Intel Corporation
(b)	Address of Principal Business Office or, if none, Residence 2200 Mission College Boulevard Santa Clara, California 95054-1549
(c)	Citizenship Delaware
(d)	Title of Class of Securities Class A ordinary shares, par value $0.01 per share* American Depositary Shares, each representing eight Class A ordinary shares
(e)	CUSIP Number 71910C103**

*	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange, Inc.
**	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing eight Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Intel Corporation	0	16,175,736*	16,175,736*	5.4%**

*     The Reporting Person is currently the beneficial owner of 2,021,967 American Depositary Shares, representing 16,175,736 of the Class A ordinary shares of the Issuer.  Each American Depositary Share represents 8 Class A ordinary shares of the Issuer.
**   Based upon information provided by the Issuer on January 20, 2013, reflecting 300,352,317 Class A ordinary shares outstanding as of January 31, 2013.

The Reporting Person does not directly own any shares of the Issuer.  By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, the Reporting Person is deemed to own beneficially the shares of the Issuer that are owned by Intel Capital Corporation, a wholly-owned subsidiary of the Reporting Person.  Intel Capital Corporation owns 2,021,967 American Depositary Shares of the Issuer, representing 16,175,736 of the Class A ordinary shares of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable. Item 10. Certification Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 4, 2013

INTEL CORPORATION

By:	/s/ Cary I. Klafter
Name:	Cary I. Klafter
Title:	Vice President, Legal and Corporate Affairs,
and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November, 2009.

INTEL CORPORATION

By:           /s/ A. Douglas Melamed
A. Douglas Melamed
Senior Vice President,
General Counsel